

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 14, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Mark A. Roche
Senior Vice President, General Counsel and Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL   60015

>   **RE: Form 10-K for the fiscal year ended December 31, 2009**
>   **Form 8-K filed January 29, 2010**
>   **Definitive Proxy Statement on Schedule 14A filed March 8, 2010**
>   **File No. 1-9076**

Dear Mr. Roche:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Rufus Decker
>   Accounting Branch Chief